FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Fifth Investor Conference Growth with cash returns Antonio Viana-Baptista Executive Chairman, Telefónica Móviles	60

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Telefónica, S.A.
Date:	May 25th , 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors

FIFTH **INVESTOR** CONFERENCE

Valencia. May 25 th - 26 th. Ciudad de las Artes y las Ciencias

Telefónica

movistar : Growth with cash returns

Antonio Viana-Baptista
Executive Chairman, Telefónica Móviles

FIFTH **INVESTOR** CONFERENCE
Valencia. May 25 th - 26 th.
Ciudad de las Artes y las Ciencias

THE BEST COMBINATION OF GROWTH AND RETURNS

Telefónica

Valencia - May 25, 2006

FIFTH INVESTOR CONFERENCE

Disclaimer

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Although Telefónica believes that these statements are based on reasonable assumptions, such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors, most of which are difficult to predict and are generally beyond Telefónica's control.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

FIFTH INVESTOR CONFERENCE

Index

Telefónica

01 TEM 2005: Solid performance since Barcelona 05...

SPAIN

- Sustained market **leadership** and best-in-class margins in a highly competitive market
- Successful launch of new initiatives to **contain churn & stimulate usage**
- Deployment of a **high-quality UMTS network**

LATIN AMERICA

- **Rapid integration** of 10 companies acquired from Bell South
- Roll-out of **6 new GSM** networks
- Delivering **high growth** in very competitive markets
- Launch of a **unified brand** across Spanish-speaking markets

Solid local performance enhanced by delivery of synergies, leveraging Group expertise and know-how in mature markets

01 ... with strong growth and cash flow generation...

Unique growth profile

Strong profitability and cash generating businesses in all geographies


Customers
+27%
04
05
Service revenues
+40%
04
05
OIBDA
+27%
04
05
OpCF[1]
+25%
04
05

[1] OpCF: OIBDA–Capex. Figures in euros, at the cumulative average exchange rate for the corresponding period.

01 ... achieving very demanding targets

	2005A	Barcelona 2005 CAGR 04-08[1]	Guidance 2005[1]
Revenue growth	37.4%	12%-16% ☑	33%-36% ☑
OIBDA growth	23.4%	14%-17% ☑	23%-26% ☑

[1] Growth rates in constant exchange rates as of 2004 and excluding changes in consolidation other than assets acquired from BellSouth in Argentina & Chile in 2005. Growth rates based on 2004 preliminary data under IFRS: Revenues €11,744 MM; OIBDA adjusted for guidance €4,678MM. In terms of guidance calculation, OIBDA exclude other exceptional revenues/expenses not foreseeable in 2005. These exceptional amounted to -100.2MM€ in 2004.

01 Spain in 2005: Strong growth in a highly competitive environment...

2005 y-o-y market growth


Service Revenues
OIBDA
12.5%
5.4%
6.9%
-4.4%
6.3%
1.2%
5.2%
1.9%
4.9%
2.2%

Penetration 2005


108%
+10 p.p.
113%
+9 p.p.
123%
+12 p.p.
79%
+5 p.p.
97%
+10 p.p.

Source: Merrill Lynch "4Q05 European Wireless Matrix".

Market Gross Adds in Spain (MM lines)


New adds
Churners
Portability
9.5
10.6
13.0
58%
77%
69%
7%
23%
27%
42%
23%
31%
2003
2004
2005

New adds boosted by growth in POPs (immigrants) & competitive environment

Source: TEM Spain

FIFTH INVESTOR CONFERENCE

01 ... where TEM Spain delivered superior results vs. peers

2005E Market Share[1]


46%
50%
58%
Customer
Revenues
OIBDA

Service revenue growth (2005/04)


7.0%
1.2%
TEM Spain
European Average²

Gap between first 2 operators in European local markets (2005)[1]


Market Share
#1
#2
%
50
40
30
20
16 p.p.


OIBDA Margin
%
50
40
30
20
11 p.p.

Telefónica

[1] Source: Merrill Lynch "4Q05 European Wireless Matrix".
[2] Includes TIM IT, T-Mobile GER, OGE FR (proforma), TMN & KPN-Mobile NL (excluding Telfort). Source: Company press releases.

01 LatAm 2005: Once more, customer growth beat market expectations …


2005 penetration estimated one year before
2005 actual penetration
2005 Penetration (%)
50
55
43
47
64
73
23
48
38
44
31
48
2005 y-o-y customer growth (%)
58
31
19
108
22
49

Source: Pyramid

01 ... and TEM LatAm turned around OpCF despite high growth and strong CapEx

- **Integration of BS operations in 10 countries**
  - Mergers in 4 countries
  - Deployment of 6 new GSM networks
  - Successful launch of a unified brand
- **Significant opex & capex savings from regional management & scale economies**


04-05 growth[1] (%)
Customers
25
Serv. Rev.
22
OIBDA
29
CAPEX
32


OpCF[2] (€ MM)
€ 790MM
turnaround
301
-490
2004
2005

Only operator in the region with positive OpCF outside its home market

[1] For comparisons 2004 figures include TM Chile and operations acquired from BellSouth from January 1st, 2004. Growth rates excluding forex.

[2] OpCF: OIBDA–Capex. Figures in euros, at the cumulative average exchange rate for the corresponding period.

01 In summary, a track record of strong top line growth with outstanding cash generation

Europe (2005)


OpCF (€MM)
TIM Italia
TEM Spain
3,400
T-Mobile (G)
Orange (F)
OIBDA margin (%)
47
42
OpCF margin (%)
38
33
TEM Spain
Peers avg¹

Latam (2005)


OpCF (€MM)
TEM Latam
301
TIM Brazil
AMX ex Mex
OIBDA margin (%)
23
17
OpCF margin (%)
3
-9
TEM Latam
Peers avg²

[1] Includes T-Mobile Germany, TIM Italy, Orange France, KPN Netherlands (ex-Telfort) & TMN.
[2] Includes America Movil ex-Mexico & TIM Brazil.
Source: Co. press releases & analysts estimates.

FIFTH INVESTOR CONFERENCE

Index

Telefónica

FIFTH INVESTOR CONFERENCE

02 Our strategy for the coming years

What makes us unique

Foster Top Line Growth

- Capture of remaining **penetration** potential in our markets
- Deeper customer segmentation **to enhance** customer value
- Stimulation of voice usage
- **Innovation in new data services**
- Reinforcement of our **brand** equity
- Leverage of our **competitive position**

A **tailored and segment based approach** in each market building on Telefónica's capabilities to **innovate**

Enhance Operational Excellence

- Sustain **best in class** operating efficiency in Spain
- Continue **improving efficiency** in Latam
- **Leverage** Telefónica's **unique scale and diversity**

A **distinct profile** to extract **synergies** leveraging Telefónica

Maximizing cash flow generation while continuing to invest in our sound growth platform

Telefónica

02 A segment-based approach to extract further growth in a highly diversified portfolio...


Broad Communication & Entertainment
Basic Communication
"The mobile as the main communications & entertainment personal device"
Spain
100
CAGR 05-09E
7-9%
2005 Customer Revenues
Δ Penetration
Δ Voice ARPU
Δ Data ARPU
2009 Customer Revenues
"A mobile in every pocket"
Latam
100
CAGR 05-09E
18-20%
2005 Customer Revenues
Δ Penetration
Δ ARPU
2009 Customer Revenues
Enhancing customer value leveraging experience from our European operations
Mobile penetration (# subscribers)

Source: TEM estimates for total market.

02 ... while extracting further synergies from our unique profile

Wireless scale economies & synergies

Global Scale	Regional Scale: TEM LATAM	Regional Scale: TEM Spain – O2
▪ Handset procurement ▪ Network equipment ▪ Content development/purchasing ▪ Transfer of knowledge & best practices	▪ Complete BellSouth integration ▪ Further development of 2005 initiatives – Regional management – Single brand – Mundo Movistar	▪ Roaming ▪ Corporates & MNCs ▪ Transfer of knowledge & best practices (VAS, new services...) ▪ Joint process development

Synergies from collaboration with TEF fixed line business units

TEM/TdE/T. LATAM

- Distribution channels
- Corporate & SMEs accounts management
- Integrated F/M services
- Infrastructure sharing
- Transfer of knowledge & best practices
- Back office services: Common systems & processes

Telefónica

02 Global Scale: advertising, an area that is already delivering material savings

Cost effectiveness

- Unified advertising campaigns with lower production costs
- 6%-10% of total marketing expenses managed globally

Cost of global sponsorships/ managed customer[1]


100%
59%
2004[2]
2005

Improved quality

- Unified advertising campaigns with higher quality
- Improved awareness & perception through global sponsorships


movistar


En movistar
nos gustan las personas,

Brand awareness: 86% +10 p.p. vs. March 05

Brand awareness in Latam: #3 brand

5th most valuable wireless brand[3]: >US$15Bn

[1] Excludes customers from Vivo & Meditel.
[2] Excludes customers from Vivo, Meditel and BellSouth assets acquired in 4Q04.
[3] Source: Millward Brown.

02 Global Scale: further handset and equipment procurement synergies leveraging scale and joint negotiation

TEM

- **Scale:**
  - > 40MM handsets per year
  - GSM networks in 13 countries

GSM handsets average cost


100
82
2006E
2009E

- 25%-30% of savings due to joint negotiation with suppliers[1]

[1] Cum. 06-09 E

+

TEF

- Increased scope for economies of scale (O2)
- Reinforced relationship with suppliers
  - **Strategic alliance with top vendor to develop and enhance retail distribution channel in México**
  - **Priority launching of handsets from top vendors**
- Savings on 2G/UMTS/HSDPA/HSUPA capex
- Acceleration of UMTS deployment

- Commercial vendor management:
  - Joint negotiation, price alignment & harmonization
- Reduced time to market
- Exclusivity agreements
- Handset customization to target specific segments
- Integrated technical specification and testing for network equipment, handsets and SIM cards
- Sharing of best operational practices

Telefónica

02 Spain outlook: strong growth potential in a tough competitive environment

Macro economic environment	Competition	Regulation
▪ Growing population (CAGR 05/09E: +1%) ▪ Superior GDP growth (CAGR 05/09E: +3%)[1]	▪ Further competition from existing players ▪ Change of control of #3 player ▪ Entry of MVNOs	▪ Cuts in interconnection rates ▪ Potential regulation of roaming charges (EC)

TOTAL MARKET


Index
CAGR 05-09E
7%-9%
100
2005 Customer revenues
Increase in penetration
Increase in Voice ARPU
Increase in Data ARPU
2009 Customer revenues

Source: TEM Spain

"The mobile as the main communications & entertainment personal device"

[1] Source: Consensus Forecast, April 06

02 Further penetration increases from new personal connections and data lines

Total market lines

Millions


CAGR: 6%
43
54
2005
2009E

Market lines penetration


Total
Second lines¹
96%
116%
17%
29%
2005
2009E



Consumer segments

- Higher penetration from new lines and PC Cards



Business & corporate segments

- Higher penetration of e-mail devices and PC Cards due to increased number of employees connected on the move

\+ Additional potential from M2M market: cars, vending machines, homes (~5MM lines in the market in 2009E)

[1] Second voice lines, business & data only

Source: CMT, TEM Spain

02 Expansion of voice ARPU to be driven by strong growth in usage

05-09 Spanish outbound minutes on mobile
Billion Minutes


CAGR: >15%
80-90
46
2005
2009E

Source: TEM Spain

Mobile MOU
Index


120
115
110
105
100
95
Spain
European Average
2005
2006
2007
2008
2009

Source: Pyramid

02 Increase in Data ARPU foreseen from higher penetration and usage

New devices

- Smartphones/ BlackBerry
- New platforms: PC card
- Entertainment-specific devices: music, TV…
- M2M



Network

- Higher broadband speed
- Enhanced 3G coverage
- All IP Networks, IMS

Better value proposition

- Better usability (easier to use software)
- New services and transparent prices schemes
- Potential to mobilize adjacent industries (entertainment, advertising, betting…)

Data revenues (Spanish market)


2x
€1.9Bn
2005E
2009E

Source: TEM Spain

02 Strategic initiatives to capture expected revenue growth

Further segmentation to provide customized solutions & **contain churn**

Voice initiatives to boost usage

Innovative data offer to foster data lines penetration

Technological leadership to promote new sources of growth

Leverage Telefónica and collaborate with TdE and O2

Focused customer approach

02 Further segmentation: leveraging our strong position and segment knowledge to expand customer base



2005-09E
Consumer segments
POPs (MM)
12.0
10.0
8.0
6.0
4.0
40
50
60
70
80
90
100
Penetration (%)
Seniors
Settled
Emergent
Juniors
Immigrants

Source: PRM, Omnibus



Business & corporate segments
Companies (000)
800
600
400
200
0
70
75
80
85
90
95
100
Penetration (%)
Professional
SMEs
Large Corps

Source: PRM, Omnibus



Customer Market Share (2005E)
90
80
70
60
50
40
30
20
10
Total customer base

Source: TEM Spain

02 Further segmentation: consumer market

Segment	Market share	Opportunity	TEM's approach
 Juniors	 Others	▪ High usage of SMS, VAS & content services	▪ Innovative P&S to trigger remaining elasticity
 Emergents	 Others	▪ Low fixed line penetration ▪ High internet usage	▪ Advanced P&S bundles to increase data ARPU
 Settled	 Others	▪ No control of peak-off peak tariffs /on-net traffic	▪ Bundles to offset price cuts & increase loyalty
 Seniors	 Others	▪ High customer loyalty	▪ Specific plans: family plans, location based services,...
 Inmigrants	 Others	▪ Family/friends prescription ▪ Seek for economical international tariffs	▪ Global community effect ▪ Specific destination tariffs ▪ Presence in Latam, O2 territories & Morocco

02 **Further segmentation: business and corporate market**

Segment	Market share	Opportunity	TEM's approach
 Professionals	 Others	■ High value ■ Business & individual usage	■ Differentiated offer through network (on-net pricing) and convergence advantages
 SMEs	 Others	■ Low mobile penetration per company	■ Advanced P&S bundles to promote VAS usage ■ Capitalize on TdE sales force
 Large Corps	 Others	■ Roaming offer key ■ Demand for fixed-mobile solutions	■ Bundles to increase new data services & services usage ■ Enhance value of existing customers ■ Capitalize TdE sales force ■ Leverage collaboration with O2

02 Sustain world-class churn

Churn (2005)


Blended
1.3% excluding churn within network[1]
1.8%
2.0%
TEM Spain
European Average[2]
Contract
0.9% excluding churn within network[1]
1.1%
1.5%
TEM Spain
European Average[2]

Our actions to contain churn:

- Exploit **on-net effect: 45-50% lower** churn in customers with on-net products
- Promote **long term contracts:** 56% of commercial actions in 1Q06 vs. 23% in 1Q05
- Prepaid to contract **migrations**
- Quality of service and customer care

[1] Source: Ideas Originales

[2] Includes T-Mobile Germany, T-Mobile UK, T-Mobile Austria, Vodafone Italy, Vodafone Spain, Vodafone Germany, Vodafone UK, Orange France, Orange UK, Amena, KPN Mobile NL, E-Plus

02 Voice initiatives to boost usage

2005 MOU growth


16%
2005/2004
Billable traffic: +19%
On-net traffic: +30%
OGE Fr
TIM
T-Mobile Ger
VOD UK

2005 ARPU Growth


3%
OGE Fr
TIM
T-Mobile Ger
VOD UK

Further initiatives to stimulate voice elasticity

- Aggressive on-net prices
- Prepaid to Contract migrations
- Customized bundles based on the new segmentation
- Attractive roaming prices (O2)


20.000.000

Source: Merrill Lynch "4Q05 European Wireless Matrix" & Co. press releases.

FIFTH INVESTOR CONFERENCE

02 Innovative data offer to foster data lines penetration

2005

Users of data services



P2P Comm.
56%
Content
27%
Connectivity
11%

- Promising results…
  - >18MM game downloads & ring back tones (1st European player in number of in 2005)
  - €10MM from ring back tones
- But still large untapped potential…

38% of our customer base do not use data services

2006

Growing contribution from non P2P SMS data revenues



29%
38%
43%
2004
2005
1Q06

Innovative /simpler pricing schemes to drive usage



ClubSMS
50%
100K customers in 1 month
Entra en ZONA3G
Tarjeta Internet Móvil
Disfruta de
Tarifa plana 1GB



emoción
May 06

- €0.30 flat rate per session

Telefónica

02 Capture of new revenue sources enhanced by 3G higher speed access

Browsing/ Content

- 1st Spanish mobile portal to integrate Google search engine
- Increasing penetration of personalization services


Correo/Chat

movistar

Google

Messaging

- 1st mobile portal with real time access to webmail
- Instant messaging
- Multimedia messaging
- Mobilising business customers (e-mail)


msn Hotmail

PC connectivity

- Wireless broadband for residential and business customers:
  - –>25% mobile-enabled laptops by 2009E
- Launch PCs with embedded HSDPA modules

>1MM connected PCs by 2009E



FUJITSU SIEMENS

FIFTH INVESTOR CONFERENCE

02 Launch of innovative services to capture new revenue streams and enter adjacent industries

Mobile TV

- DVB-H pilot showed promising results:
  - 75% would recommend this service
  - >55% would pay for this service (5€)
  - ~15-20 min of use per day

Music

- Exclusive anticipated launch of new hits on mobile to strengthen brand image





- Extensive music library and agreements with major record companies.
- Launch of special handsets (i.e. mobile enabled iPod)

Business applications

- Mobilization of business applications (horizontal, vertical)
- "Development ecosystem" to foster innovation
- Potential to leverage on-net effect through community services

New businesses

- Potential opportunities in advertising and betting


emoción
Deportes
Lotojuegos
Noticias
Sorteos
Lotojuegos
Novedades
Lotojuegos

F2M Integrated Services

- Video services from/to fixed/wireless, Imagenio móvil, "Wireless Internet anywhere" ...

45% of our customer base will use advance data services in 2009E vs. 19% in 2005

Telefónica

02 Pace of implementation to be driven by handset prices and features


UMTS
HSDPA
HSDPA/HSUPA
2004
2005
2006E
...
2009E
Bandwidth
384 kbps
1.2 Mbps
Number of Nodes B
3,800
5,000
6,000
13,000
Handset price
480€
275€
>60% of our customers with a UMTS device by 2009E

FIFTH INVESTOR CONFERENCE

02 Leverage Telefónica-O2 collaboration

+ O_2

Roaming

- Joint New value proposition for roamers: **"My Europe"**
  - European holiday makers: free-opt plan offering reduced tariffs when roaming in any network — **Summer 06**
  - High roamers: reduced rate for calls made and no charge for calls answered when abroad — **Autumn 06**
- Traffic internalization (higher revenues & lower costs)

MNCs & Corporates

- Joint sales team
- Enriched proposition:
  - 'One stop' shop
  - Specialized P&S offering
  - Enhanced after sales support

Handsets & Equipment Procurement

- Joint procurement of network equipment and handsets
- Exclusive handsets from top vendors

Technical

- Common network quality indicators within the Group
- Common technical tests for equipment certification

02 Leverage Telefónica-TdE collaboration

+ Telefónica

Ongoing initiatives

Distribution channels

- **Corporate:** Global Account management resulting in increased loyalty
- **SMEs:** Sales force collaboration to increase penetration
- **Individuals:**
  - Indirect channel: Leverage TEM know-how to sell TdE products
  - Online channel: Evolution towards a single access
  - TEF own shops[1]
  - Call centers: 310,000 calls transferred in 1Q06

Integrated services

- Already in place:
  - Wireless Internet anywhere, Video Services from/to fixed/wireless, Loyalty Plan
- Upcoming launches:
  - Voice solutions for Groups, Imagenio móvil
  - Further developments of integrated services already in place

Network

- Common Backbone
- Common IMS. Towards a single network

[1] Managed by TEM Spain

FIFTH INVESTOR CONFERENCE

02 TEM Spain summary: superior revenue growth in a mature but growing market...

Revenues (€ MM)

CAGR 05-09E


3%-5%
2005
2009E

Outstanding customer revenue growth despite aggressive proactive price reductions

Data ARPU/ARPU


Non P2P SMS data revenues/total data revenues
13%
38%
20-25%
>80%
2005
2009E

Telefónica

02 ... with best in class operating efficiency

FIFTH INVESTOR CONFERENCE

OIBDA (€MM)

- Ongoing **high commercial costs** due to strong activity in a very competitive market
- Steady **focus on non commercial costs:**
  - Improved CRC efficiency
  - Billing reengineering
  - Logistic cost reduction
  - Network Opex reduction (IP Solutions)

CAGR 05-09E


0%-2%
2005
2009E

Capex (€MM)


1000
750
500
250
0
2005
2006E
2007E
2008E
2009E

- **2006/07 are peak network capex years:**
  - UMTS deployment
  - Marginal capex in GSM from 2008
- **Total network capex 06-09E: €1.7Bn**
  - UMTS: <€1.2Bn


Guidance at ID
Analysts consensus after ID
Reported
900
800
700
600
500
400
Capex 2004
Capex 05

OpCF CAGR 05-09E: 1%-3%

02 LatAm outlook: strong growth prospects backed by a positive macro scenario

Macro economic environment	Competition	Regulation
▪ Growing addressable population: ▪ CAGR 05-09E: +1% ▪ Strong GDP growth[1] (CAGR 05-09E: +4%)	▪ Towards a rational competitive environment in most markets led by 2 global players	▪ Cuts in termination rates: ▪ 26% of TEM Latam revenues in 2005

TOTAL MARKET[2]


CAGR 05-09E
18-20%
100
2005 Customer revenues
Increase in penetration
ARPU increase
2009 Customer revenues

Source: TEM assuming constant exchange rates

"A mobile in every pocket"

[1] Source: Consensus Forecast, April 2006. (Constant exchange rates)
[2] Total Market in countries where TEM operates

02 Increase in penetration driven by solid customer growth prospects across the region

Total LatAm


46%
~70%
2005
2009E



Northern Region 135MM POPs

- Mexico: #2
- Guatemala: #3
- El Salvador: #2
- Panama: #2
- Nicaragua: #2


41%
>60%
2005
2009E

Andean Region 114MM POPs

- Venezuela: #1
- Colombia: #2
- Ecuador: #2
- Peru: #1


47%
~70%
2005
2009E

Brazil[1] 136MM POPs

- **#1**


50%
~70%
2005
2009E

[1] Vivo's areas of operations

Southern Cone 58MM POPs

- Chile: #1
- Argentina: #1
- Uruguay: #2


58%
~80%
2005
2009E

Wireless Penetration

02 ARPU increase underpinned by very strong voice and data usage growth forecasts


05-09 LATAM outbound minutes on mobile
Index
100
222-252
2005
2009E

Source: TEM


Total SMS users in LatAm (MM)
>2x
105
2005
2009E

Source: Pyramid


Advanced data services users¹ in LatAm (MM)
~5x
22
2005
2009E

Source: Pyramid

[1] Users of Ringtones, Graphics/Images, Games, Information Services, Music, Video, & Mobile Data/Remote access

02 Strategic initiatives to capture expected revenue growth...

- **Deeper unified segmentation** to provide customized solutions
- **Leading Innovation in the region**
- **Regional presence and management** to enhance competitive position and efficiency
- **Sharing service development and platforms to accelerate time-to-market**
- **Mundo Movistar:** capitalize on our unique global footprint
- **Leverage Telefónica** and collaborate with T. Latam

→ **Focused customer approach**

02 ... leveraging our know-how in markets with different maturity

Phases in the wireless market


Y-o-y Customer base growth rate
Expansion
Development
Maturity
Mexico
Peru
Uruguay
Nicaragua
Brazil
Argentina
Venezuela
Colombia
Ecuador
Panama
Guatemala
El Salvador
Chile
Time

	Expansion	Development	Maturity
Penetration:	25%	50%	71%
2005 Y-o-y Customer base:	+52%	+48%	+11%
2005 Y-o-y Service Rev. (ex-forex):	+6%	+26%	+20%
2005 OIBDA margin:	22%	26%	36%

Key growth levers

- Capture new clients
- Increase ARPU profitably
- Improve Profitability

Leverage of TEM Spain know-how to continuously capture opportunities as markets evolve

FIFTH INVESTOR CONFERENCE

02 Deeper segmentation: "Value for Money" in voice and data for the Top Consumer Segment

Features



- High-middle income
- Heavy voice users
- VAS users
- Handset is key

Opportunities

- Increase loyalty
- Trade up handset
- Enlarge high-end handset range
- Smart pricing to increase value proposition
- VAS development
- Promote data-only solutions
- Improve customer care

Leverage of TEM Spain expertise

Different approach depending on competitive position & market development

Expanding Market

- Customer base and market share increase

Developing Market

- Voice & data usage increase

02 Deeper segmentation: Mass Market, ensuring payback through right balance between SAC and churn

Features



- Middle-low income
- Low voice users
- Data usage: mainly SMS
- Value seekers: Handsets &Tariffs

Opportunities

- Exploit the "community effect"
- Leverage "Mundo Movistar"
- Develop low income business model

Different approach depending on competitive position & market development

Expanding and developing Market

- Focus on acquisition

Mature Market

- Focus on profitability

02 Deeper segmentation: Business and Corporate Market, capitalizing on TEF position



Features

- Heavy voice usage
- Diversified portfolio of data usage needs with focus on BB
- Low mobile penetration per company

Business Users in LatAm (MM)


17
32
2005E
2009E

Source: ARC



Tailored commercial approach

MNCs

- Global sales team
- Customized solutions leveraging TEM Spain know-how (Movilforum)

SMEs

- Dedicated distribution channel & sales force
- Dedicated call centers

- Global portfolio of P&S
- Leveraging TEF capabilities for global customers

02 Leading innovation in the region

New services/concepts

- Launch of common VAS across the region:
  - Mail Movistar
  - BlackBerry agreement for all LatAm operations
  - VPN
  - Vertical applications
  - MMS
  - Video streaming
  - Ring back tones
  - Location Based services
  - Push to Talk



Innovative P&S portfolio and launch of “success stories”: on-net offer, ring back tones, … leveraging TEM Spain know-how

02 Regional management: enhanced competitive position and increased efficiency



	Northern Region	Andean Region	Southern Region
2005	■ Mexico's core network supports Central America operations	■ Infrastructure sharing in GSM launch in Colombia & Ecuador	■ Focus on in-market integration of operations in Argentina & Chile ■ Uruguay operations supported from Chile and Argentina
	■ GSM deployments in record time : — 6 networks in less than 12 months — 3G compatible networks		
2006	■ Development of IT project ■ Enhancement of VAS offer ■ Focus on regionalization of processes & structure	■ GSM launch in Peru based on Colombia & Ecuador networks ■ Further development of common infrastructures in Ecuador & Colombia	■ Focus on infrastructure standardization & sharing in Argentina & Chile ■ Launch the regionalization of processes & structure
	■ Implementation of TEM Spain Prepaid Platform & Commercial System		
2009	***CONSOLIDATION OF THE REGIONALIZATION: UNIQUE PROCESSES & SYSTEMS***		

02 Sharing service development and platforms to accelerate time-to-market

	Northern Region	Andean Region	Southern Region	Brazil
MMS	✓	✓	✓	✓
Regional Over the Air recharges	✓	✓	✓	✓
VPN	✓	(✓)	(✓)	✓
Video streaming	✓	(✓)	✓	✓
Ring tones	(✓)	(✓)	✓	✓
Location based services	✓	(✓)	(✓)	✓

(✓) To be launched during 2006

- Enhanced high quality P&S portfolio across all regions leveraging infrastructure, IT & platforms sharing
- Further development of a common roadmap of VAS

02 mundo movistar: leverage our unique global footprint

		↑Revenues	↓Churn
Global Product & Services	Roaming	✓	✓
	International Tariffs	✓	✓
	Contents & Applications	✓	
Global distribution channel & customer care	Global movistar shop	✓	✓
	Global movistar customer care		✓
Communication, Advertising & Brand	Common advertising & brand		✓

- Higher revenues by increasing market share in the immigrant segment
- Higher revenues by enhanced market share/ penetration increase in both the origination and destination markets

02 Leverage Telefónica: collaboration with T. Latam

+ Telefonica

	Type of initiatives	Specific examples
Corporate segment	▪ Leverage T-Empresas and T. LatAm local structures ▪ Identify and serve new global customers	▪ Collaboration/ integration of sale forces in all countries ▪ Integrated sales force for global customers
Distribution Channels	▪ Cross sale of P&S in all channels	▪ Sale of Speedy in Movistar shops ▪ Call center signalling and coordination
Integrated offers & Convergent P&S	▪ Develop integrated services for the residential segment ▪ Offer convergent services for the corporate segment, mainly SMEs	▪ 3 or 4 play offers ▪ In-group minutes ▪ F-M VPNs

02 Northern Region: continuous building sound operations

MEXICO



Building a sound #2 player in a high growth market

Wireless Penetration


106MM POPS
44%
60-65%
2005
2009E

TEM's market share


14%
~20%
2005
2009E

- Regulation likely to converge
- National CPP (from October 06) should have a positive impact in traffic & revenues
- Expansion through healthier distributors resulting in better quality of customer base
- Capitalize on alliance with top vendor to develop retail channel
- New commercial offer targeted at different segments needs
- Unique value proposition to corporate clients

CENTRAL AMERICA



- New P&S offer: Quadruple play launched in El Salvador
- Enhanced efficiency capitalizing on regional management from Mexico

02 Andean Region: consolidation of market positions

VENEZUELA

Capturing growth

Wireless penetration


27MM POPS
48%
~70%
2005
2009E

- Sustaining leadership in a more competitive market:
  - Higher focus on loyalty (customer & distribution)
  - New customer care model
  - Leverage community effect through pricing
- Leading innovation in the market: EVDO

COLOMBIA

Enhancing competitive position in a fast growing market

Wireless Penetration


46MM POPS
48%
~70%
2005
2009E

- Increasing market share by expanding addressable market by 10MM POPs via
  - Complete GSM coverage
  - Reshaping & expanding distribution
- Capitalize on Colombia Telecom recent acquisition by T. LatAm

ECUADOR
PERU

- Strong penetration growth boosted by GSM launch

02 Brazil: selective approach in an overcrowded market

BRAZIL



Sustaining market leadership in a overcrowded market with positive OCF generation



Wireless Penetration in areas of operations
136MM POPS
50%
~70%
2005
2009E



OIBDA margin
Country avg
Vivo
15%
21%
4Q05

- Lower value of marginal subscribers requires a selective commercial approach
- Greater focus on the corporate segment and high value customers
  - Enlarge size of the sales force for the corporate segment: 2x in Sao Paulo
  - Accelerate handset upgrades in the premium segment: 7MM in 2006
- Capitalize on community plans to increase loyalty & promote usage
- Further VAS development
- Segmented customer care enhancement
- Exploit the advantages of being the leader in terms of network quality
- Provide nationwide coverage (roaming)

02 Southern Region: continuously over-performing

ARGENTINA

Leading the growth in the market

Wireless Penetration


39MM POPS
55%
75-80%
2005
2009E

- Consolidate leadership position
- Complete GSM coverage in the North in 2006
- Leverage TASA's leadership: Cross Selling

CHILE

Sound service revenue growth

Wireless Penetration


16MM POPS
71%
>85%
2005
2009E

- Sustain leadership: Increase focus on retention
- Enhance customer value:
  - Prepaid to contract migrations (from CDMA to GSM)
  - Smart pricing to foster usage
- Leverage Telefónica Chile leadership: Cross Selling

URUGUAY

- Strong performance in Uruguay capitalizing on regional management of operations in the Southern Cone

02 TEM LatAm summary: a highly diversified portfolio leading to robust top line growth...


Revenues 2005 (MM€)
CAGR 05-09E
Andean R.
2,837
15%-18%
Brazil¹
1,889
1%-4%
Southern R.
1,714
8%-11%
Northern R.
1,264
18%-21%
Total LatAm
7,705
11%-14%

CAGR 2005-2009E guidance assumes constant exchange rates as of 2005 and excludes changes in consolidation.

[1] 50% of VIVO

02 ... reaping the benefits of a profitable growth model and economies of scale

OIBDA (€ MM)

- Growth by region:

	OIBDA 2005	05-09E growth
Andean R.	871	21%-26%
Brazil[1]	507	3%-8%
Southern R.	393	20%-24%
Northern R.	-2	780-920[2]
Total LATAM	1,770	23%-28%

Capex (€ MM)

- Further expansion of GSM coverage
- Preparing the path to 3G with marginal additional capex requirements, leveraging existing 3G compatible networks


1.800
1.500
1.200
900
600
300
0
2005
2006E
2007E
2008E
2009E

Opex & Capex synergies from regional management: +€1.8Bn OpCF (06E-09E)

TEM LATAM: >40% of TEM 2009E OpCF

CAGR 2005-2009E guidance assumes constant exchange rates as of 2005 and excludes changes in consolidation
In terms of guidance calculation, Operating Income before D&A excludes other exceptional revenues/expenses not foreseeable in 2006-2009. For comparison purpose, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures

[1] 50% of VIVO
[2] Growth in absolute terms at constant exchange rates as of 2005

Index

03 In summary, a growth promise with tangible Cash Flow generation

Sound top line growth via a segmented approach to capture upside in penetration & enhance customer value

+

Increased profitability leveraging our skills & the unique set of synergies opportunities within Telefónica

Strong track record in delivering on commitments

€ in Millions	FY 2005	CAGR 2005-09E[1]
Revenues	16,514	7%-10%
Operating Income before D&A[2]	5,834	8%-12%
Operating Income[2]	3,460	11%-17%
CAPEX[3]	2,185	<€9Bn Cum 06-09E

[1] CAGR 2005-2009E guidance assumes constant exchange rates as of 2005 and excludes changes in consolidation.
[2] In terms of guidance calculation, Operating Income before D&A and Operating Income excludes other exceptional revenues/expenses not foreseeable in 2006-2009. For comparison purpose, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures.
[3] Capex excluding licenses.

Telefónica

Telefónica